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WRITER’S EMAIL ADDRESS:

ngreene@shearman.com

February 15, 2013

Via Email and EDGAR Correspondence Filing

Ms. Laura Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: Ironwood Institutional Multi-Strategy Fund LLC (the “Fund”)
(File Nos.  333-186014 and 811-22463)

Dear Ms. Hatch:

This letter responds to comments that you provided on February 6, 2013 to the Fund’s registration statement on Form N-2 dated January 14, 2013 (the “Prospectus”).  Below, we identify your comments and offer our responses.1

We believe that the responses below address the comments that you provided on February 6, 2013 and intend to file a revised Form N-2/A of the Prospectus along with, in due course, a request that such Prospectus be declared effective as of February 28, 2013. We have included in our email distribution to you a blackline which reflects the Form N-2/A that we intend to file marked against the Fund’s January 14, 2013 filing.

I.	Prospectus Summary

COMMENT: You requested that we clarify language relating to the Fund’s “neutral” investment strategy. Specifically, you asked that we revise language under the “Investment Objective and Strategies” heading, to indicate that the Fund’s strategy may generate losses whether the broader market is rising or falling.

1 Capitalized terms used herein but not defined have the meaning ascribed to them in the Prospectus.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Laura Hatch

RESPONSE:  We amended the language in the “Investment Objective and Strategies” section of the Prospectus Summary to include the following bolded language:

“Ironwood believes that market neutral and uncorrelated investment strategies offer potential for long-term investment success.  Market neutral strategies are designed to exploit pricing differentials between related securities and to minimize market risk.  These strategies take long positions in undervalued securities and take short positions in overvalued securities.  Market neutral strategies take focused bets on pricing relationships between similar securities and do not seek to take directional bets on overall market direction.  Market neutral strategies focus on security selection and can generate profits whether the broader market is rising or falling, although losses may occur as well.”

COMMENT: Pursuant to the “Fees and Expenses” section of the Prospectus Summary, you asked that, should the expense limitation change so that the Fund incurs a higher expense ratio, we verify and disclose that the Fund would not reimburse the adviser for expenses previously waived or reimbursed if such would cause the Fund’s expense ratio to exceed the expense limitation at the time the fees were waived or the expenses reimbursed.

RESPONSE: We so confirm, but do not believe that additional disclosure is required.

II.	Summary of Fund Expenses

COMMENT: You asked that we explain the amount of the fee waiver and/or expense reimbursement, and specifically why the waiver and/or expense reimbursement was 0.18% and not 0.25%.

RESPONSE: Pursuant to the Expense Limitation Agreement (“ELA”), Ironwood has contractually agreed to waive its fees and/or reimburse the Fund’s expenses to the extent necessary to ensure that the monthly expenses of the Fund (excluding taxes, brokerage commissions, interest expense, other transaction related expenses, extraordinary expenses, acquired fund fees and expenses, and the advisory fee) will not exceed 0.020833% (0.25% per year).

The waiver reflected in the Summary of Fund Expenses is 0.18%, which represents the Fund expenses that Ironwood reimbursed to bring the expenses of the fund, other than those specifically excluded from the ELA, down to 0.25%. In other words, the 0.25% is not intended to be the amount of the waiver, but rather the total amount of other expenses (other than those excluded from the ELA).

Ms. Laura Hatch

III.	Use of Proceeds

COMMENT:  You asked that we expound on the time it will take the Fund to be fully invested in Underlying Funds in accordance with its objective, strategies, and policies. You also note that it is the view of the Division that an investment company generally, in order to operate in accordance with its investment objective, strategies, and policies as disclosed in its registration statement, must not take in excess of six months to invest net proceeds.

RESPONSE:  We acknowledge the importance of promptly investing investor funds, however, we believe that the concerns that you highlight concern the “IPO at launch” model. While the Fund is registering $300,000,000 in Units, the Fund makes monthly offerings and accepts monthly subscriptions over time. Accordingly, given the expected incremental sales of new Units over time, there is less pressure on the Fund’s investment team to put the invested funds to work than would be the case in a full-blown IPO. We also note that the Fund has an existing track record. Over its 26 months in operation, the Fund generally maintains at least 90% of investor funds invested. With this background, we believe our current disclosure is sufficient.

IV.	Leverage

COMMENT: You requested that we clarify whether it is presently contemplated that the Underlying Funds may utilize leverage by entering into reverse repurchase agreements, and, if so, to explicitly disclose such.

RESPONSE: We take the view that the term “reverse repurchase agreement” is a term of art and that the disclosure, as currently drafted, accurately describes the contemplated use of leverage by the Underlying Funds. We believe that using the term “reverse repurchase agreement” may cause confusion amongst readers of the Prospectus and prefer to maintain our current disclosure.

V.	Involuntary Repurchase of Member’s Units

COMMENT: You asked that we explain and disclose, if appropriate, the circumstances under which Ironwood would repurchase a Member’s Units, given the current disclosure that the Fund will have the right to repurchase a Member’s Units on 10 Business Days’ written notice.

Ms. Laura Hatch

RESPONSE: We amended the relevant Risk Factor to which you refer to cross reference to detailed existing disclosure that is responsive to your comment. The Risk Factor now reads:

“Under the limited circumstances listed under ‘Repurchases of Units—Mandatory Repurchases’ the Fund may repurchase a Member’s Units on 10 Business Days’ written notice.”

VI.	Management of the Fund

COMMENT: You requested that we provide the identity of the Administrator and the Distributor and the compensation to be paid to such service providers.

RESPONSE: We amended the language in the “Management of the Fund” section of the Prospectus to include the following bolded language (removed language is reflected with a strike-through):

“The Fund has entered into the Fund Administration Agreement with ~~the Fund Administrator~~ State Street Bank and Trust Company (the “Fund Administrator”) to perform certain financial, accounting, tax, corporate, administrative, registrar and transfer agency and other services on behalf of the Fund. ~~The Fund Administrator is paid a monthly administration fee by the Fund.~~

The Fund Administrator is paid a monthly fixed fee for certain services, and a monthly fee calculated as a percentage of the Fund’s net assets, which fee provides for “breakpoints” (or fee reductions) at increasing asset levels.  The Fund Administrator is also paid certain per-account charges. The Fund Administrator is reimbursed by the Fund for out-of-pocket expenses (including out-of-pocket expenses of any third party retained to assist the Fund Administrator) relating to services provided to the Fund.  The fee paid to the Fund Administrator may be renegotiated from time to time between the parties.”

COMMENT: You requested that we provide the name and principal business address of the Custodian, transfer agent and dividend paying agent.

RESPONSE: We will do so.

VII.	Fees and Expenses

COMMENT: You requested that we explain under what circumstances the Manager would allocate expenses to some but not all of the Fund’s Members.

Ms. Laura Hatch

RESPONSE:  We amended the language in the “Fees and Expenses” section of the Prospectus by removing the language reflected with a strike-through below:

“The Fund pays all investment expenses, including, but not limited to, brokerage commissions (if any) and all other costs of executing transactions, interest expense, insurance expense, custodial expense, its expenses of the Underlying Funds, including management fees to Underlying Advisers (generally ranging from 1% to 3% of assets under management) and performance fees or allocations to such Underlying Advisers (generally ranging from 20% to 35% of net profits) and all ongoing ordinary administrative and operational costs of the Fund, including (but not limited to) legal costs, accounting costs, taxes and any fees paid to the Fund Administrator, the Custodian or the Regulatory and Compliance Administrator. The Fund also directly pays any extraordinary operating expenses. ~~Ironwood will have the authority to allocate any special expenses of the Fund to some, but not all, Members.~~”

VIII.	Repurchase of Units

COMMENT: You asked that we clarify how often Ironwood will make an offer to repurchase Units.

RESPONSE: It is presently contemplated and reflected in the “Repurchases of Units” section of the Prospectus Summary that “Ironwood expects that it will recommend to the Board that the Fund make an Offer to repurchase Units from Members as of June 30 and December 31 of each year.”

COMMENT: You asked that we provide the legal basis for maintaining the discretion to impose charges on Members or other persons who submit their Units for repurchase, in addition to the Early Purchase Fee, and to explain why such additional charges are not included in the fee table.

RESPONSE: We amended the language in the “Early Repurchase Fee” section of the Prospectus by removing the language reflected with a strike-through below:

“A Member who tenders for repurchase such Member’s Units during such Member’s Lock-Up Period will be subject to an Early Repurchase Fee of 5.00% of the value of the Units repurchased by the Fund, payable to the Fund. As to any Member who makes an additional subscription, a separate Lock-Up Period also shall be deemed to run from the date of such subscription for additional Units, but that separate Lock-Up Period shall apply only to those additional Units. The Board may, in certain limited instances where the Board has determined that the remaining Members will not be materially and adversely affected or prejudiced, waive the imposition of the Early Repurchase Fee.  Any such waiver does not imply that the Early Repurchase Fee will be waived at any time in the future. ~~Notwithstanding the foregoing, the Board may also, in its sole and absolute discretion, elect to impose charges on Members or other persons who submit their Units for repurchase, in addition to the Early Repurchase Fee set forth herein.~~”

Ms. Laura Hatch

IX.	Ironwood Composite Annual Disclosure Presentation

COMMENT: You asked that we make clear and prominent that information in the Ironwood Composite Annual Disclosure Presentation does not reflect the performance of the Fund.

RESPONSE:  We amended the Ironwood Composite Annual Disclosure Presentation to include the following bolded language as a footnote:

Prior performance represents the historical performance for similarly managed accounts and is not the Fund’s performance or indicative of the Fund’s future performance.

COMMENT: You asked that we indicate whether the performance calculation method employed for the Ironwood Composite Annual Disclosure Presentation differs from the SEC method.

RESPONSE: The Ironwood Composite net annual performance is calculated in accordance with Global Investment Performance Standards (“GIPS”), using the time-weighted return method. The time-weighted return method computes the monthly gross return as the ending value of the portfolio less the beginning value of the portfolio, divided by the beginning value of the portfolio, and includes the reinvestment of all income. To obtain the net return, the gross return is then reduced by the same management fee, account servicing fee (such fees discontinued as of May 1, 2012) and expense limitation cap as the Fund which was 1.85% per annum prior to May 1, 2012 and 1.45% per annum after May 1, 2012. Monthly returns are then geometrically linked to obtain the annual rate of return. The Fund believes this method is consistent with the SEC method.

COMMENT: You asked that we confirm that the composite accounts are not charged a sales load, or to include the effect of the sales load when calculating the performance of the composite if a sales load is charged.

RESPONSE: Aside from this registered fund, all other components of the composite are private funds. In the private funds industry there is no universal custom for placement agents to reveal to private funds the level of loads that they may or may not charge. Accordingly, the preparers of the composite will not have the information necessary to modify the composite in the manner suggested. We will, however, increase the level of disclosure around the fact that investors who bear a sales load will experience a lower performance return.

Ms. Laura Hatch

X.	Statement of Additional Information

COMMENT: You asked that, pursuant to Item 18 of Form N-2, we include each Director’s and Officer’s age instead of their date of birth.

RESPONSE: We will do so.

Certain of the changes reflected above have been inserted using identical language in subsequent sections of the Prospectus. Because such subsequent changes are identical to the bolded changes above, we have not listed them separately in our responses. All changes will be reflected in the above referenced blackline, which will be marked against the Fund’s January 14, 2013 POS 8C filing on Form N-2.

The Fund acknowledges that should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, confirm that all of their comments to the Prospectus have been adequately addressed, it does not foreclose the Commission from taking any action with respect to the Prospectus.  In addition, the Fund acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Prospectus have been adequately addressed, does not relieve the Fund from their full responsibility for the adequacy and accuracy of the disclosures in the Prospectus.  The Fund further acknowledges that it may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses above adequately address all of your comments.  Should you have any questions, please do not hesitate to contact me at (212) 848-4668 or my colleague Jason Spears at (212) 848-7795.

Very truly yours,

/s/ Nathan J. Greene

Nathan J. Greene

Laurie Chatoff (an officer of the Fund)
Jason C. Spears (S&S)